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                                                                    Exhibit 3

                          DESCRIPTION OF CAPITAL STOCK

    We are authorized to issue 50,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share. As of the date of this prospectus, there were 17,706,427 shares of common stock outstanding and there were 24 holders of record of the common stock. There are 2,571,427 shares of preferred stock outstanding, all of which will convert to common stock on the closing date of this offering. The following statements are brief summaries of our capital stock.

COMMON STOCK

    The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. The holders of common stock are entitled to receive dividends in proportion to their ownership when, as and if declared by our Board of Directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled, subject to the rights of holders of Preferred Stock issued by us, if any, to share proportionally in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

    The holders of common stock have no preemptive or conversion rights, and they are not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of common stock are, and the common stock issuable in this offering will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

    Our Board of Directors has the authority to issue the authorized and unissued preferred stock in one or more series with such designations, rights and preferences as it may determine from time to time. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to, or which otherwise adversely affect, the voting power or other rights of the holders of our common stock. In the event of issuance, our preferred stock could be utilized as a way of discouraging, delaying or preventing an acquisition or change in our control. After this offering, we will not have any shares of preferred stock outstanding, and we do not presently intend to issue any shares of preferred stock, although we may do so.

OPTIONS

    As of the date of this prospectus, our Board of Directors has granted, under our stock incentive plan, options covering an aggregate of 1,124,250 shares of common stock to our directors, officers and employees, with a weighted average exercise price of $4.38 per share. These options typically vest over a three-year period.

    In addition, on June 1, 1997, our Board of Directors granted stock options to purchase up to 300,000 shares of common stock at $.0667 per share to Joan Abend. These options vest over a four-year period.

WARRANTS

    On August 1, 1998, we granted a warrant to America Online, Inc., which was subsequently amended, to purchase up to 1,384,006 shares of common stock at an exercise price $5.60 per share. The America Online warrant is fully vested, non-forfeitable and expires on August 1, 2008. The America Online warrant does not have any voting rights, dividend rights or preferences before it is exercised for shares of common stock.


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REGISTRATION RIGHTS

    After this offering, Michael J. Dubelko, Geocapital V, L.P., Geocapital IV, L.P. and Broadview Partners Group will be entitled to registration rights with respect to their shares. These holders can require us to register all or part of their shares at any time following 180 days after this offering. In addition, these holders may also require us to include their shares in future registration statements that we file and may require us to register their shares on Form S-3. Upon registration, the registered shares are freely tradable in the public market without restriction.

    Also, America Online is entitled to registration rights with respect to the shares of common stock that can be purchased upon exercise of its warrant. This holder can similarly require us to register all or part of its shares at any time following 180 days after this offering. In addition, this holder may also require us to include its shares in future registration statements we file and may require us to register its shares on Form S-3. Upon registration, the registered shares are freely tradable in the public market without restriction.

ANTI-TAKEOVER EFFECTS

    Delaware law and our Certificate of Incorporation and Bylaws could make our acquisition and the removal of our incumbent officers and directors by means of a tender offer, a proxy contest or otherwise more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of DVD EXPRESS to negotiate first with our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in an "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or owned, within three prior years, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

    Our Certificate of Incorporation and Bylaws, provide for a staggered Board of Directors, do not provide for cumulative voting in the election of directors, eliminate the right of stockholders to act by written consent and provides that special meetings of the stockholders can only be called by our Board of Directors, Chairman, Chief Executive Officer or President. Also, the authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting of other rights or preferences that could impede the success of any attempt to change our control. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

TRANSFER AGENT

    Our transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.


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